Exhibit 99.1

SCHEDULE I

Tuya Reports Fourth Quarter 2023 Unaudited Financial Results

SANTA CLARA, Calif., February, 27, 2024/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the fourth quarter ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Total revenue was US$64.4 million, up approximately 42.2% year over year (4Q2022: US$45.3 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$47.2 million, up approximately 44.6% year over year (4Q2022: US$32.6 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$9.5 million, up approximately 19.3% year over year (4Q2022: US$7.9 million).

•	Overall gross margin increased to 47.3%, up 2.7 percentage points year over year (4Q2022: 44.6%). Gross margin of IoT PaaS increased to 44.8%, up 3.3 percentage points year over year (4Q2022: 41.5%).

•	Operating margin was negative 36.7%, improved by 35.8 percentage points year over year (4Q2022: negative 72.5%). Non-GAAP operating margin was negative 0.4%, improved by 33.4 percentage points year over year (4Q2022: negative 33.8%).

•	Net margin was negative 16.8%, improved by 33.4 percentage points year over year (4Q2022: negative 50.2%). Non-GAAP net margin was 19.5%, improved by 31.0 percentage points year over year (4Q2022: negative 11.5%).

•	Net cash generated from operating activities was US$31.8 million (4Q2022: net cash used in operating activities was US$0.1 million).

•	Total cash and cash equivalents, time deposits and U.S. treasury securities recorded as short-term and long-term investments were US$984.3 million as of December 31, 2023, compared to US$952.0 million as of December 31, 2022.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Fourth Quarter 2023 Operating Highlights

•	IoT PaaS customers[1] for the fourth quarter of 2023 were approximately 2,200 (4Q2022: approximately 2,400). Total customers for the fourth quarter of 2023 were approximately 3,200 (4Q2022: approximately 3,400). The Company’s implementation of key-account strategy has enabled it to be more focused on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended December 31, 2023 were 265 (4Q2022: 263). In the fourth quarter of 2023, the Company’s premium IoT PaaS customers contributed approximately 82.7% of its IoT PaaS revenue (4Q2022: approximately 77.0%).

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended December 31, 2023 was 103% (4Q2022: 51%).

•	Registered IoT device and software developers were approximately 993,000 as of December 31, 2023, up 40.3% from approximately 708,000 developers as of December 31, 2022.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same Company of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “In the fourth quarter of 2023, we continued to execute our proven development strategies of focusing on key account customers and enhancing our product capabilities to boost our value proposition, while also essentially completing our organization adjustment. These combined efforts enabled us to conclude the year with strong sequential growth momentum. Notably, we achieved a 42.2% year-over-year revenue increase, reaching approximately $64.4 million in the quarter, alongside a record-high blended gross margin of 47.3%. These results reflect the substantial value of our platform, products, and services offer to our customers, affirming our confidence in Tuya’s resilience and its capability to navigate industry cycles with improved operational leverage and financial performance.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “The fourth quarter marked our transition from recovery to growth, efficiency enhancements, and margin expansion. During the quarter, all three business sectors recorded robust revenue growth, and their margins either improved or remained steady, a testament to the effectiveness of our product focus and enrichment strategy. Our strategic commitment to cost management and operational efficiency, coupled with the steady growth of gross profits, resulted in continued record-high non-GAAP net profits and positive net operating cashflow. As we advance into 2024, we are confident that Tuya’s solid financial position and momentum will sustain our business expansion and product profitability.”

Fourth Quarter 2023 Unaudited Financial Results

REVENUE

Total revenue in the fourth quarter of 2023 increased by 42.2% to US$64.4 million from US$45.3 million in the same period of 2022, mainly due to the increase in IoT PaaS revenue, SaaS and others revenue and smart device distribution revenue.

•	IoT PaaS revenue in the fourth quarter of 2023 increased by 44.6% to US$47.2 million from US$32.6 million in the same period of 2022, primarily due to the relief of downstream inventory backlog and a global economic improvement compared with the same period of 2022, along with the effective customer-focus and product-enhancement strategies the Company adopted to navigate through the macroeconomic headwinds. Correspondingly, the Company’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2023 increased to 103% from 51% for the trailing 12 months ended December 31, 2022.

•	SaaS and others revenue in the fourth quarter of 2023 increased by 19.3% to US$9.5 million from US$7.9 million in the same period of 2022, primarily due to an increase in revenue from cloud software products. The Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart device distribution revenue in the fourth quarter of 2023 increased by 64.6% to US$7.8 million from US$4.7 million in the same period of 2022, primarily due to an increase in revenue from smart device solutions and the variations in the timing and volume of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2023 increased by 35.3% to US$33.9 million from US$25.1 million in the same period of 2022, generally in line with the increase in the Company’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the fourth quarter of 2023 increased by 50.9% to US$30.5 million from US$20.2 million in the same period of 2022 and gross margin increased to 47.3% in the fourth quarter of 2023 from 44.6% in the same period of 2022.

•	IoT PaaS gross margin in the fourth quarter of 2023 was 44.8%, compared to 41.5% in the same period of 2022, primarily due to the changes in product mix, enhancement in product value, and the decrease in provision recorded for certain slow-moving IoT chips and raw materials compared to the fourth quarter of last year.

•	SaaS and others gross margin in the fourth quarter of 2023 was 74.2%, which remained relatively stable, compared to 75.2% in the same period of 2022.

•	Smart device distribution gross margin in the fourth quarter of 2023 was 29.7%, compared to 14.6% in the same period of 2022, primarily due to higher-value product solutions we provided to our customers during the fourth quarter of 2023.

OPERATING EXPENSES

Operating expenses increased by 2.0% to US$54.1 million in the fourth quarter of 2023 from US$53.0 million in the same period of 2022.

Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses and credit loss of long-term investments, decreased by 13.5% to US$30.7 million in the fourth quarter of 2023 from US$35.5 million in the same period of 2022. Share-based compensation expenses in the fourth quarter of 2023 were US$15.9 million, compared to US$17.5 million in the same period of 2022. Credit loss of long-term investments was US$7.4 million in the fourth quarter of 2023, compared to nil in the same period of 2022.

•	Research and development expenses in the fourth quarter of 2023 were US$22.8 million, down 17.9% from US$27.8 million in the same period of 2022, primarily because of the strategic streamlining of the Company’s research and development team and operations. During this quarter, average salaried employee headcount of the Company’s research and development team was down approximately 21.9% year over year, compared to the same quarter in last year. Non-GAAP adjusted research and development expenses in the fourth quarter of 2023 were US$19.4 million, compared to US$23.8 million in the same period of 2022.

•	Sales and marketing expenses in the fourth quarter of 2023 were US$10.9 million, down 2.4% from US$11.2 million in the same period of 2022, primarily due to the strategic streamlining of the Company’s sales and marketing team, partially offset by increased spending in marketing events as the revenue returned to a year-over-year growth trajectory since the third quarter of 2023. Non-GAAP adjusted sales and marketing expenses in the fourth quarter of 2023 were US$9.5 million, compared to US$9.6 million in the same period of 2022.

•	General and administrative expenses in the fourth quarter of 2023 were US$23.8 million, up 46.8% compared to US$16.2 million in the same period of 2022, primarily due to the credit loss of US$7.4 million of long-term investments. Non-GAAP adjusted general and administrative expenses in the fourth quarter of 2023 were US$5.3 million, compared to US$4.3 million in the same period of 2022.

•	Other operating income, net in the fourth quarter of 2023 was US$3.4 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the fourth quarter of 2023 narrowed by 28.0% to US$23.6 million from US$32.8 million in the same period of 2022. Non-GAAP loss from operations in the fourth quarter of 2023 narrowed by 98.3% to US$0.3 million from US$15.3 million in the same period of 2022.

Operating margin in the fourth quarter of 2023 was negative 36.7%, improved by 35.8 percentage points from negative 72.5% in the same period of 2022. Non-GAAP operating margin in the fourth quarter of 2023 was negative 0.4%, improved by 33.4 percentage points from negative 33.8% in the same period of 2022.

NET LOSS/PROFIT AND NET MARGIN

Net loss in the fourth quarter of 2023 narrowed by 52.4% to US$10.8 million from US$22.7 million in the same period of 2022. The difference between loss from operations and net loss in the fourth quarter of 2023 was primarily because of a US$13.1 million interest income achieved mainly due to well implemented treasury strategies on the Company’s cash and bank time deposits recorded as short-term and long-term investments.

The Company had a non-GAAP net profit of US$12.6 million in the fourth quarter of 2023, compared to a non-GAAP net loss of US$5.2 million in the same period of 2022, demonstrating the Company’s ability to sustain profitability on a non-GAAP basis.

Net margin in the fourth quarter of 2023 was negative 16.8%, improving by 33.4 percentage points from negative 50.2% in the same period of 2022. Non-GAAP net margin in the fourth quarter of 2023 was 19.5%, improving by 31.0 percentage points from negative 11.5% in the same period of 2022.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net loss per ADS was US$0.02 in the fourth quarter of 2023, compared to US$0.04 in the same period of 2022. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.02 in the fourth quarter of 2023, compared to non-GAAP basic and diluted net loss of US$0.01 in the same period of 2022.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND U.S. TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and U.S. treasury securities recorded as short-term and long-term investments were US$984.3 million as of December 31, 2023, compared to US$952.0 million as of December 31, 2022, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the fourth quarter of 2023 was US$31.8 million, compared to net cash used in operating activities US$0.1 million in the same period of 2022. The net cash generated from operating activities for the fourth quarter of 2023 improved mainly due to the increase in the Company’s revenue, and the decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

In the fourth quarter of 2023, we continued to observe a moderately declining yet persisting overall inflation, which is expected to continually influence the discretionary consumer electronics spending. On the supply chain front, we expect downstream inventory levels to be normalizing ongoingly, providing downstream smart device manufacturers, brands, and retail channels with greater flexibility and resilience to adapt their operational and procurement plans as necessary. This, in turn, will revitalize their investment in smart business. Overall, discretionary consumer electronic spending alongside enterprise procurement are expected to prioritize cost-effectiveness, reflecting a balanced approach widely adopted in the current economic climate.

In response to this evolving market environment, the Company will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate volatility, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 07:30 P.M. Eastern Time on Tuesday, February 27, 2024 (08:30 A.M. Beijing Time on Wednesday, February 28, 2024) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=a98d0a81&confId=60968

The replay will be accessible through March 5, 2024 by dialing the following numbers:

International:	+1-929-458-6194
United States:	+1-866-813-9403
Access Code:	925036

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	133,161	498,688
Short-term investments	821,134	291,023
Accounts receivable, net	12,172	9,214
Notes receivable, net	2,767	4,955
Inventories, net	45,380	32,865
Prepayments and other current assets, net	8,752	11,053

Total current assets	1,023,366	847,798

Non-current assets:
Property, equipment and software, net	3,827	2,589
Operating lease right-of-use assets, net	9,736	7,647
Long-term investments	18,031	207,489
Other non-current assets, net	1,179	877

Total non-current assets	32,773	218,602

Total assets	1,056,139	1,066,400

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,595	11,577
Advances from customers	27,633	31,776
Deferred revenue, current	6,821	6,802
Accruals and other current liabilities	33,383	32,807
Incomes tax payables	–	689
Lease liabilities, current	3,850	3,883

Total current liabilities	81,282	87,534

Non-current liabilities:
Lease liabilities, non-current	5,292	3,904
Deferred revenue, non-current	394	506
Other non-current liabilities	7,004	3,891

Total non-current liabilities	12,690	8,301

Total liabilities	93,972	95,835

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(86,438)	(53,630)
Additional paid-in capital	1,584,764	1,616,105
Accumulated other comprehensive loss	(22,115)	(17,091)
Accumulated deficit	(514,073)	(574,848)

Total shareholders’ equity	962,167	970,565

Total liabilities and shareholders’ equity	1,056,139	1,066,400

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	December 31, 2022	December 31, 2023
Revenue	45,286	64,411
Cost of revenue	(25,100)	(33,948)

Gross profit	20,186	30,463

Operating expenses:
Research and development expenses	(27,792)	(22,806)
Sales and marketing expenses	(11,203)	(10,937)
General and administrative expenses	(16,181)	(23,754)
Other operating incomes, net	2,160	3,410

Total operating expenses	(53,016)	(54,087)

Loss from operations	(32,830)	(23,624)

Other income/(loss)
Other non-operating income, net	779	778
Financial income, net	10,234	13,135
Foreign exchange (loss)/gain, net	(102)	17

Loss before income tax expense	(21,919)	(9,694)
Income tax expense	(811)	(1,122)

Net loss	(22,730)	(10,816)

Net loss attributable to Tuya Inc.	(22,730)	(10,816)

Net loss attribute to ordinary shareholders	(22,730)	(10,816)

Net loss	(22,730)	(10,816)
Other comprehensive (loss)/income
Changes in fair value of long-term investments	(8,347)	(5,321)
Transfer out of fair value changes of long-term investments	–	7,487
Foreign currency translation	2,090	1,772

Total comprehensive loss attributable to Tuya Inc.	(28,987)	(6,878)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	December 31, 2022	December 31, 2023
Net loss attributable to Tuya Inc.	(22,730)	(10,816)

Net loss attributable to ordinary shareholders	(22,730)	(10,816)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	554,121,595	557,103,923

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.04)	(0.02)

Share-based compensation expenses were included in:
Research and development expenses	4,032	3,446
Sales and marketing expenses	1,611	1,462
General and administrative expenses	11,867	11,028

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	December 31, 2022	December 31, 2023
Net cash (used in)/generated from operating activities	(138)	31,760
Net cash (used in)/generated from investing activities	(165,305)	299,763
Net cash (used in)/generated from financing activities	(3,432)	162
Effect of exchange rate changes on cash and cash equivalents, restricted cash	2,138	729

Net (decrease)/increase in cash and cash equivalents, restricted cash	(166,737)	332,414

Cash and cash equivalents, restricted cash at the beginning of period	299,898	166,274

Cash and cash equivalents, restricted cash at the end of period	133,161	498,688

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	December 31, 2022	December 31, 2023
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(27,792)	(22,806)
Add: Share-based compensation expenses	4,032	3,446
Adjusted Research and development expenses	(23,760)	(19,360)

Sales and marketing expenses	(11,203)	(10,937)
Add: Share-based compensation expenses	1,611	1,462
Adjusted Sales and marketing expenses	(9,592)	(9,475)

General and administrative expenses	(16,181)	(23,754)
Add: Share-based compensation expenses	11,867	11,028
Add: Credit-related impairment of long-term investments	–	7,435
Adjusted General and administrative expenses	(4,314)	(5,291)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(32,830)	(23,624)
Operating margin	(72.5)%	(36.7)%
Add: Share-based compensation expenses	17,510	15,936
Add: Credit-related impairment of long-term investments	–	7,435
Non-GAAP Loss from operations	(15,320)	(253)

Non-GAAP Operating margin	(33.8)%	(0.4)%

Reconciliation of net loss to non-GAAP net (loss)/profit
Net loss	(22,730)	(10,816)
Net margin	(50.2)%	(16.8)%
Add: Share-based compensation expenses	17,510	15,936
Add: Credit-related impairment of long-term investments	–	7,435
Non-GAAP Net (loss)/profit	(5,220)	12,555

Non-GAAP Net margin	(11.5)%	19.5%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share
– Basic	554,121,595	557,103,923

– Diluted	554,121,595	589,438,606

Non-GAAP net (loss)/profit per share attributable to ordinary shareholders
– Basic	(0.01)	0.02

– Diluted	(0.01)	0.02